March 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Fortress Value Acquisition Corp. IV

Registration Statement on Form S-1

Filed February 19, 2021, as amended

File No. 333-253306

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Fortress Value Acquisition Corp. IV that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 15, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 826 copies of the Preliminary Prospectus dated March 5, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghuanthan
Name: Ravi Raghuanthan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

PJT PARTNERS LP

By:	/s/ Michael O’Donovan
Name: Michael O’Donovan
Title: Partner

[Signature Page to Underwriters Acceleration Request Letter]